FORM OF EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This expense limitation and reimbursement agreement (the “Agreement”) effective as of the 31st day of October, 2020 is entered into between MERIDIAN FUND, INC., a Maryland corporation (the “Corporation”) and ARROWMARK COLORADO HOLDINGS, LLC, a Colorado limited liability company, located in Denver, Colorado (the “Adviser”).

WHEREAS, the Corporation and the Adviser have entered into a management agreement dated as of September 5, 2013 with respect to the Meridian Enhanced Equity Fund, Meridian Growth Fund and Meridian Contrarian Fund and a management agreement dated November 1, 2013 with respect to the Meridian Small Cap Growth Fund (the “Management Agreements”), pursuant to each of which the Corporation appointed the Adviser to act as investment adviser to the Corporation for the Meridian Enhanced Equity Fund, Meridian Growth Fund, Meridian Contrarian Fund and Meridian Small Cap Growth Fund (the “Funds”).

WHEREAS, the Adviser and the Corporation desire to enter into the Agreement in order to reflect the Adviser’s agreement to voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses for the period commencing on November 1, 2020 (the “Start Date”) through October 31, 2021 (the “End Date”), so that the ratio of expenses to average net assets of each class of each portfolio of the Corporation as reported in the Funds’ Financial Highlights do not exceed the amounts set forth in Schedule A hereto;

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.

For the period commencing on the Start Date through the End Date, the Adviser agrees it will voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses for the period commencing on the Start Date through the End Date so that the ratio of expenses to average net assets of each class of each portfolio of the Corporation as reported in the Funds’ Financial Highlights (excluding dividend expenses on securities sold short and interest expenses on short sales) do not exceed the amounts set forth in Schedule A.

2.	The parties agree to continue such waivers for the applicable Funds at least through the End Date.

3.

For a period not to exceed three (3) years from the date on which a waiver or reimbursement in excess of the expense limitation is made by the Adviser, the Funds will carry forward, and may repay the Adviser such amounts; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense limitation in effect at the time of the waiver or (ii) the expense limitation in effect at the time of the recapture.

MERIDIAN FUND, INC.

By:
Name: David J. Corkins
Title: Principal Executive Officer and President

ARROWMARK COLORADO HOLDINGS, LLC

By:
Name: Katie Jones
Title: Chief Financial Officer

Schedule A

	Legacy Class	Investor Class	Institutional Class	Class A	Class C
Meridian Enhanced Equity Fund	1.25%	1.35%	1.00%	1.60%	2.00%
Meridian Growth Fund	N/A	1.30%	0.90%	1.55%	2.25%
Meridian Contrarian Fund	N/A	1.35%	1.10%	1.60%	2.20%
Meridian Small Cap Growth Fund	1.20%	1.35%	1.10%	1.60%	2.25%